September 20, 2005

Mail Stop 3561

via U.S. mail and facsimile

David C. Merrell, President
Souvall-Page and Company, Inc.
9005 Cobble Canyon Lane
Sandy, Utah

Re: Souvall-Page and Company, Inc.
       Registration Statement on Form 10-SB
       Filed July 29, 2005
       File No. 0-51464

Dear Mr.Minni:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please revise to include updated financial statements pursuant to
Item 310(g) of Regulation S-B.
2. Under "Item 1. Description of Business - Business Development - Organization," on page 2, you have stated that, on February 2, 1988, you decreased your authorized capital of 75,000,000 shares of
$0.001
par value common stock to 50,000,000 shares of Class A common stock.
This is consistent with Certificate of incorporation, as amended. However, in the "Description of Securities" section you have discussed only common stock, and pursuant to this Form 10SB are registering common stock only and not class A common stock.
Revise
the disclosure throughout the registration statement, including the cover page, to resolve this apparent discrepancy.

Facing Page of the Registration Statement
3. Include the SEC file number of the facing page of the registration statement.

Item 1. Description of Business - Business Development -
Organization, page 2
4. Based on your disclosure under "Organization" and "General Business History" where you have provided a history of the numbers of shares of stock issued, including reverse splits, our calculations indicate that you have 634,118 shares outstanding. However, under "Description of Securities - Common Stock on page 15 you have stated that there are 661,906 shares outstanding. In this regard we note in
Note 2 to both financial statements that an additional 15,311 shares were issued in conjunction with the reverse split, although this was not included in your disclosure in this section. However, that would not completely account for the apparent discrepancy noted above. Please discuss this apparent discrepancy in your response letter and, if applicable, revise the disclosure. Also, include the Note 2 information under "Description of Business."
5. Please add to this section a discussion of your blank check status.
6. Please remove the words "and words of similar import" from the first sentence of this section. They make the statement overly inclusive.

General Business History, page 3
7. Please disclose that you cannot ensure that you will succeed in having your securities quoted on the OTC Bulletin Board.

Business, page 3
8. Please revise the first paragraph of this section to clarify when you intend to complete a business combination. In addition, add a risk factor regarding the following statement in the second paragraph of this section: "Our Company is not currently engaged in any substantive business activity, and we have no plans to engage in any such activity in the foreseeable future."


Risk Factors, page 5
Discretionary Use of Proceeds; `Blank Check` Company, page 5

9. Please clarify in this risk factor the following:
* that if you issue stock or debt in a public offering, it is necessary to comply with Rule 419 of Regulation C, which requires that the proceeds be deposited promptly into an escrow account or a trust account; and
* that Rule 419 includes, among other things, that the investor cannot receive the funds unless the purchaser, after receiving information regarding the business combination, confirms in writing his/her decision to invest.

State Restrictions on Blank Check Companies, page 7
10. Please remove the last sentence of the second paragraph of this
risk factor, which sentence begins:  "Because our company does not intend ...."  Also, disclose, in the sections listed below, that, both before and after the business combination, Mr. Merrell and all of the other security holders who are promoters or affiliates of the registrant, and their transferees, can resell securities of the registrant only through registration under the Securities Act. Also, state that Rule 144 will not be available to them:

* in this risk factor;

* in the risk factor entitled "No Market for Common Stock - No
Market
for Shares" on page 8;

* in Part II, Item 1, "Market Price of and Dividends on our
Company`s
Common Equity and Related Stockholder Matters - Market
Information"
on page 17; and

* in Item 4, "Recent Sales of Unregistered Securities -
Restrictions
on Sales of Certain `Restricted Securities`" on page 18.

Item 2.  Management`s Discussion and Analysis or Plan of
Operations,
page 11
Forward-looking Statements, page 11
11. On page 12 please reference the third paragraph of this
section,
which paragraph begins:  "Accordingly, results actually achieved
....."  Please ensure that you update any forward-looking
statements
if you amend this Form 10-SB.

Liquidity, page 11
12. Disclose the principal terms of the agreements with officers and directors regarding expenses of $3,699 paid in 1998. File the agreements as exhibits if the agreement has not been performed. Plan of Operation, page 11
13. Please discuss your timeframe for finding a target for a business combination. In addition, disclose the estimated costs associated with the process. Discuss in greater detail your financing/liquidity needs during this process. State whether any manager or stockholder has agreed to advance expenses associated with legal fees, accounting fees and reviewing or investigating any potential business venture.
If so, state the amount and the terms of the loans. Also, file any agreements as exhibits. We may have further comment.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management, page 12
Security Ownership of Management, page 12
14. Please provide an address for Todd D. Ross.

Item 8.  Description of Securities, page 15
Common Stock
15. Your description in the first sentence indicates that you have 50,000,000 shares of no par common stock authorized. Your disclosure in the balance sheet (F-2) however, indicates the par value is $.001.
Please advise or revise.

Restrictions on Sales of Certain "Restricted Securities", page 17
16. In the last paragraph of this section, please explain the basis for disputing the application of the Ken Worm letter to Mr.
Merrell
or remove the paragraph.

Closing Comments

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation
Finance in our review of your filing or in response to our comments on your filing.

      You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters.
Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

cc:   Leonard Burningham, Esq.
       By facsimile to 801-355-7126
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David C. Merrell, President
Souvall-Page and Company, Inc.
September 20, 2005
Page 1